Mail Stop 3561

July 9, 2009

Timothy H. Simons, Chief Executive Officer
Crownbutte Wind Power, Inc.
111 5th Avenue NE
Mandan, North Dakota 58554

> **Re: Crownbutte Wind Power, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 19, 2009**
> **File No. 333-156467**

Dear Mr. Simons:

       We have reviewed your letter dated June 18, 2009 in response to our comment letter dated May 20, 2009 and your amendment, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your response to comment two from our letter dated May 20, 2009. Please revise your filing to incorporate your responses to the third and sixth bullet points of comment two and describe how you calculated the 46% net capacity factor or remove the statements from your filing. In this regard, we note your references to the independent Certified Consulting Meteorologist that has been contracted to analyze the site specific raw wind data and weather data in comparison with other near sources. Because it would appear that you relied upon a third party in arriving at this data, please tell us the nature and extent of the independent experts' involvement in your decision-making process. In doing so, please tell us whether the amounts disclosed reflect the experts' amounts or if you arrived at amounts that differ from the expert and, if so, tell us how they arrived that those amounts. We are considering

your response with a view to whether you should provide a consent pursuant to Rule 436 of Regulation C.

2. Also, according to the article you submitted in support of the fifth bullet point of comment two, electric demand will grow to over five billion kilowatt hours and not five trillion kilowatt hours. Please revise your filing accordingly. Finally, please revise your filing to incorporate your response to the seventh bullet point of comment two and discuss why you expect to be granted market-based authority.

Summary Financial Information, page 5

3. We note your revisions in response to comment four from our letter dated May 20, 2009. We do not object if you wish to present pro forma earnings/loss per share, but you should provide a footnote explaining why this number was adjusted from GAAP earnings/loss per share, and you should also disclose your GAAP earnings/loss per share. Alternatively, you may wish to simply disclose your GAAP earnings/loss per share amount.

Selling Stockholders, page 23

4. We note your response to comment six from our letter dated May 20, 2009. Please briefly discuss why the placement agent transferred these shares to Mr. Cole, including the basis for the transfer, the date of the transfer and the consideration exchanged, if any.

Management's Discussion and Analysis of Financial Condition and Results…, page 29

Liquidity and Capital Resources, page 44

5. We note that you removed your analysis of cash flows for the annual periods presented in your financial statements. Given that your registration statement contains financial statements for both annual and interim periods, you should provide analysis of your cash flows for both annual and interim periods. Refer to Item 303(a)(1) of Regulation S-K, and revise to provide an analysis of your liquidity and cash flows for each period included in your financial statements.

6. We note your revisions to your anticipated future expenses in the table on page 45. Please explain to us why the total actual expenses shown for the first quarter of 2009 do not agree to the total expenses presented in your consolidated statements of operations on page F-3. If you are only presenting certain types of expenses rather than total expenses, you should revise your description of the table at the bottom of page 44 to better explain what you are presenting, and you should also disclose the types of expenses that you are excluding from your table so that your readers have the context to understand your presentation.

Critical Accounting Policies, page 46

7. We reissue comment 12 from our letter dated May 20, 2009. Despite your response to that comment, you continue to state in your critical accounting policies for revenue recognition and for stock-based compensation that you "do not believe that there is a significant risk that a change in accounting rules or generally-accepted accounting practices will have a material impact on [your] financial results." As was indicated in our prior comment, you should explain or clarify your statement as it is unclear to us what your basis is for this statement.

Security Ownership of Certain Beneficial Owners and Management, page 77

8. We note your response to comment 14 from our letter dated May 20, 2009. However, your amended registration statement does not include your proposed changes in the relevant footnote, which is now footnote 2 to your table. Please revise your filing to disclose, if true, that the warrants that Manu Kalia owns to purchase 500,000 shares of common stock are currently exercisable.

Executive Compensation, page 78

Summary Compensation Table, page 78

9. We note your response to comment 15 from our letter dated May 20, 2009. Also, we note your disclosure under the subheading entitled, "Chronology of Stock and Option Awards," in which you state that you granted warrants to purchase one million shares of restricted common stock at an exercise price of $0.10 per share in June 2008 to Timothy Simons. Please revise your disclosure under that subheading to discuss the manner in which Mr. Simons received the warrants and to state that these warrants were not issued as compensation. Further, please include a footnote to your Outstanding Equity Awards at Fiscal Year-end Table disclosing the manner that Mr. Simons received the warrants to purchase one million shares of common stock and stating that the warrants were not received as compensation.

10. We note your response to comment 16 from our letter dated May 20, 2009. Also, we note your statement following the Summary Compensation Table that you have no written or unwritten agreements with any other executive officers other than Manu Kalia. However, under the heading, "Employment Agreements with Executive Officers" on page 79, you reference your entry into an employment agreement with Dr. Terry Piling. Please revise or advise.

11. In this regard, we note your reference to a "Company plan" in the second-to-last paragraph on page 79 that provides an opportunity for Dr. Terry Piling to acquire stock options. Please briefly discuss the material elements of this plan and if this plan applies to other executive officers or employees.

Unaudited Financial Statements for the Quarters Ended March 31, 2009…, page F-2

Consolidated Statements of Operations, page F-3

12. We believe your current presentation of pro forma earnings/loss per share may be confusing to your readers. Please either present lines showing pro forma income tax expense and pro forma net income, similar to your presentation in your annual statements of operations, or provide a cross-reference to a footnote and clearly explain in that footnote what this pro forma number represents. Additionally, since you were taxed as a C Corporation for the entire period in 2009, we believe you should somehow clarify to your readers that no pro forma adjustments would be applicable for 2009.

Notes to Unaudited Consolidated Financial Statements, page F-5

Note 3 – Summary of Significant Accounting Policies, page F-6

New Accounting Pronouncements, page F-8

13. It appears that you should have already adopted some of the recent accounting pronouncements disclosed in this section; however, you continue to use language that implies that the adoption dates have not yet occurred. Please revise to clearly disclose whether or not you have adopted each accounting pronouncement as of March 31, 2009, and for each pronouncement that was adopted on or before March 31, 2009, disclose whether there was any impact on your consolidated financial statements. Also apply this comment to your disclosure of new accounting pronouncements beginning on page 47.

Audited Financial Statements for the Fiscal Years Ended December 31…, page F-11

Consolidated Statements of Cash Flows, page F-15

14. We note your revisions in response to comment 26 from our letter dated May 20, 2009 and have the following comments:

   - Since these revisions resulted in changes to your subtotals for operating cash flows and investing cash flows for fiscal year 2008, it is unclear to us how you considered whether these changes were a correction of an error that should be treated as a restatement of your financial statements consistent with the guidance in paragraphs 25 and 26 of SFAS 154. Please advise.

- We read in your response that a portion of the change in your interconnect application deposits remains classified as an investing activity because these changes related to investment (disposal) of assets for the production of studies. Please educate us on what assets are created or disposed of for the production of studies and why it is appropriate under SFAS 95 to classify such assets as investing activities.

Notes to Consolidated Financial Statements, page F-16

Note 6 – Stockholder's Equity, page F-21

15. We note your response to comment 24 from our letter dated May 20, 2009 and the related revisions to Note 6. Please disclose the weighted-average exercise price and aggregate intrinsic value for warrants outstanding and currently exercisable as of the latest balance sheet date, or tell us why you believe this disclosure is not applicable. Refer to paragraph A240(d) of SFAS 123R.

Note 11 – Commitments and Contingencies, page F-25

16. We note your response to comment 27 from our letter dated May 20, 2009 and have the following additional comments:

- We read that judgments awarded for expenses incurred in the same accounting period are recorded as reductions in the corresponding expense line item. We also read that reimbursements of prior period expenses are recorded as other income, which we note from your statements of operations is within non-operating income/expense. Please tell us where your legal costs were classified, and if our assumption that they were classified within operating income/loss is correct, tell us your basis in GAAP for classifying the reimbursement of such costs as non-operating. It appears to us that reimbursements of expenses would normally be classified in the same location as the related expenses.

- Regardless of your position on where reimbursements should be classified, please confirm to us that if you recognize a reimbursement within your statement of operations you will disclose in your footnotes the dollar amount of the reimbursement, what it related to, and where it is classified so that your readers will understand how this was presented in your financial statements.

Item 15. Recent Sales of Unregistered Securities, page II-I

17. We note your response to comment 28 from our letter dated May 20, 2009. Please state briefly the facts you relied upon to determine that certain transactions you describe "did not involve any public offering" and thereby were exempt from registration under Section 4(2) of the Securities Act.

Item 16. Exhibits

Exhibit 23.2

18. Please ensure that your independent registered public accounting firm refers to the proper Amendment number in its consent.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Adam S. Gottbetter, Esq.
        Gottbetter & Partners, LLP
        Via Facsimile